UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 28, 2026, Zhibao Technology Inc. (the “Company”) issued a press release announcing its entry into a definitive purchase agreement with NEXSYS TECH STD. BHD. (“NEXSYS”) . A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Attached as Exhibit 99.2 to this report is a copy of the purchase agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Jinmei Guo Hellstreom
Name:	Jinmei Guo Hellstreom
Title:	Chief Executive Officer

Date: September 28, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on the entry into a definitive agreement to acquire NEXSYS TECH.
99.2	Copy of the Acquisition Agreement with NEXSYS TECH.

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